FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the month of May (May 6, 2004)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)

             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                     Form 20-F   X          Form 40-F
                                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes                    No   X
                          ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes                    No   X
                          ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                    No   X
                          ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
                                ----------------

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962,
333-6324, 333-6896, 333-7466, 333-10338, 333-10624, 333-12878, 333-8246,
333-13556, 333-106837, 333-112405, 333-112428 and 333-51434 filed by the
Registrant under the Securities Act of 1933.

Annexed hereto are excerpts from the announcements by The News Corporation Limited ("News Corporation") of its financial results for the quarter ended March 31, 2004 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on May 6, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    THE NEWS CORPORATION LIMITED



Date:    May 6, 2004                       By:      /s/ Arthur M. Siskind
                                                    ----------------------------
                                                    Arthur M. Siskind
                                                    Director

                                  EXHIBIT INDEX


Exhibit                                                   Page No. in Sequential
-------                                                   ----------------------
                                                          Numbering System
                                                          ----------------

A.  Excerpt from the announcement made by
    News Corporation of its financial results in
    Australian dollars for the quarter ended
    March 31, 2004.                                             6

B.  Excerpt from the announcement made by
    News Corporation of its financial results in
    U.S. dollars for the quarter ended
    March 31, 2004.                                             12

                                    EXHIBIT A


              EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2004
                              IN AUSTRALIAN DOLLARS

STATEMENT OF FINANCIAL PERFORMANCE 1                                      3 Months Ended                  9 Months Ended
                                                              Note           31 March,                      31 March,
                                                                       2004            2003           2004             2003
                                                                   --------------  -------------- --------------   --------------
                                                                                A$ Millions (except per share amounts)

Sales revenue                                                1     $     6,751     $     7,432    $    21,731      $    22,783
Operating expenses                                                      (5,654)         (6,271)       (18,470)         (19,313)
                                                                   --------------  -------------- --------------   --------------
Operating income                                             1           1,097           1,161          3,261            3,470

Net profit (loss) from associated entities                                  76             (63)           206             (427)

Borrowing costs                                                           (197)           (243)          (625)            (769)
Interest income                                                             44              55            145              149
                                                                   --------------  -------------- --------------   --------------
Net borrowing costs                                                       (153)           (188)          (480)            (620)

Exchangeable securities expense                                            (25)            (21)           (80)             (67)
Other items before income tax, net                                          (7)            (54)           (13)            (101)
                                                                   --------------  -------------- --------------   --------------
Profit from ordinary activities before income tax                          988             835          2,894            2,255
                                                                   --------------  -------------- --------------   --------------

Income tax expense on:
   Ordinary activities before other items                                 (319)           (287)          (928)            (787)
   Other items                                                               -              38              2               60
                                                                   --------------  -------------- --------------   --------------
Net income tax expense                                                    (319)           (249)          (926)            (727)
                                                                   --------------  -------------- --------------   --------------

Net profit from ordinary activities after tax                              669             586          1,968            1,528

Net profit attributable to outside equity interests                        (57)           (115)          (211)            (332)

---------------------------------------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity            $       612     $       471    $     1,757      $     1,196
---------------------------------------------------------------------------------------------------------------------------------

Net exchange gains (losses) recognised directly in equity                  187          (2,104)        (2,405)          (1,733)
Other items recognised directly in equity                                    -               -              -              152
                                                                   --------------  -------------- --------------   --------------

Total change in equity other than those resulting from
  transactions with owners as owners                               $       799     $    (1,633)   $      (648)     $      (385)
                                                                   ==============  ============== ==============   ==============

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares                                                    $      0.092    $      0.079   $      0.282     $      0.201
Preferred limited voting ordinary shares                           $      0.110    $      0.095   $      0.338     $      0.241

Ordinary and preferred limited voting ordinary shares              $      0.104    $      0.089   $      0.318     $      0.226


STATEMENT OF FINANCIAL POSITION                                        31 March,              30 June,
                                                                          2004                  2003
                                                                   -------------------   -------------------
ASSETS                                                                           A$ Millions
Current Assets
Cash                                                               $       5,244         $         6,746
Cash on deposit                                                              389                       -
Receivables                                                                5,241                   5,701
Inventories                                                                2,266                   1,931
Other                                                                        569                     483
                                                                   -------------------   -------------------
Total Current Assets                                                      13,709                  14,861
                                                                   -------------------   -------------------

Non-Current Assets
Cash on deposit                                                                -                     698
Receivables                                                                1,123                   1,219
Investments in associated entities                                        14,427                   5,526
Other investments                                                            868                   1,195
Inventories                                                                3,665                   4,103
Property, plant and equipment                                              5,413                   6,299
Publishing rights, titles and television licenses                         29,846                  32,724
Goodwill                                                                     318                     377
Other                                                                        935                     745
                                                                   -------------------   -------------------
Total Non-Current Assets                                                  56,595                  52,886
                                                                   -------------------   -------------------

Total Assets                                                       $      70,304         $        67,747
                                                                   ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                       $         582         $            33
Payables                                                                   7,671                   8,298
Tax liabilities                                                              611                     714
Provisions                                                                   442                     258
                                                                   -------------------   -------------------
Total Current Liabilities                                                  9,306                   9,303
                                                                   -------------------   -------------------

Non-Current Liabilities
Interest bearing liabilities                                              11,490                  12,396
Payables                                                                   3,114                   3,545
Tax liabilities                                                              973                     666
Provisions                                                                 1,045                   1,032
                                                                   -------------------   -------------------
Total Non-Current Liabilities Excluding Exchangeable Securities           16,622                  17,639
                                                                   -------------------   -------------------

Exchangeable securities                                                    1,926                   2,084
                                                                   -------------------   -------------------
Total Liabilities                                                         27,854                  29,026

Shareholders' Equity
Contributed equity                                                        34,327                  28,427
Reserves                                                                     753                   2,760
Retained profits                                                           2,176                   1,137
                                                                   -------------------   -------------------

Shareholders' equity attributable to members of the parent entity         37,256                  32,324
Outside equity interests in controlled entities                            5,194                   6,397
                                                                   -------------------   -------------------

Total Shareholders' Equity                                                42,450                  38,721
                                                                   -------------------   -------------------
Total Liabilities and Shareholders' Equity                         $      70,304         $        67,747
                                                                   ===================   ===================

STATEMENT OF CASH FLOWS                                                    9 Months Ended 31 March,
                                                                          2004                  2003
                                                                   -------------------   -------------------
Operating Activity                                                               A$ Millions

Net profit attributable to members of the parent entity            $       1,757         $       1,196
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                        (184)                  317
Outside equity interest                                                      233                   333
Depreciation and amortisation                                                646                   553
Other items, net                                                             12                    184
Change in assets and liabilities:
   Receivables                                                              (510)                 (726)
   Inventories                                                              (567)                 (168)
   Payables                                                                  754                   218
   Other liabilities                                                         519                   518
                                                                   -------------------   -------------------

Cash provided by operating activity                                        2,660                 2,425

Investing and other activity

Property, plant and equipment                                               (289)                 (421)
Acquisitions, net of cash acquired                                          (205)                 (720)
Investments in associated entities                                        (4,355)                 (756)
Other investments                                                            (87)                 (108)
Repayment of loans by associate                                                -                   170
Proceeds from sale of non-current assets                                     744                   166
                                                                   -------------------   -------------------

Cash used in investing activity                                           (4,192)               (1,669)

Financing activity

Issuance of debt                                                             596                 3,456
Repayment of debt and exchangeable securities                               (835)               (4,154)
Decrease in cash on deposit                                                  221                     -
Issuance of shares                                                           781                 2,045
Dividends paid                                                              (144)                 (152)
Leasing and other finance costs                                                -                    (3)
                                                                   -------------------   -------------------

Cash provided by financing activity                                          619                 1,192
                                                                   -------------------   -------------------

Net (decrease) increase in cash                                             (913)                1,948
Opening cash balance                                                       6,746                 6,337
Exchange movement on opening balance                                        (589)                 (189)
                                                                   -------------------   -------------------

Closing cash balance                                               $       5,244         $       8,096
                                                                   ===================   ===================



Note 1 - SEGMENT DATA                            3 Months Ended                  9 Months Ended
                                                    31 March,                      31 March,
BY GEOGRAPHIC AREAS                           2004            2003           2004             2003
                                          --------------  -------------- --------------   --------------
                                                   A$ Millions                    A$ Millions
Revenues

United States                             $     4,432     $     5,706    $    15,039      $    17,561
Europe                                          1,703           1,115          4,751            3,339
Australasia                                       616             611          1,941            1,883
                                          --------------  -------------- --------------   --------------
                                          $     6,751     $     7,432    $    21,731      $    22,783
                                          ==============  ============== ==============   ==============

Operating Income

United States                             $       869     $       911    $     2,808      $     2,813
Europe                                            132             175            122              426
Australasia                                        96              75            331              231
                                          --------------  -------------- --------------   --------------
                                          $     1,097     $     1,161    $     3,261      $     3,470
                                          ==============  ============== ==============   ==============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                      $     1,521     $     1,975    $     5,362      $     5,982
Television                                      1,521           1,897          5,276            6,355
Cable Network Programming                         793             924          2,584            2,832
Direct Broadcast Satellite Television*            656               -          1,658                -
Magazines and Inserts                             366             450          1,026            1,190
Newspapers                                      1,197           1,191          3,534            3,502
Book Publishing                                   413             410          1,420            1,627
Other                                             284             585            871            1,295
                                          --------------  -------------- --------------   --------------
                                          $     6,751     $     7,432    $    21,731      $    22,783
                                          ==============  ============== ==============   ==============


Operating Income

Filmed Entertainment                      $       269     $       342    $     1,119      $       983
Television                                        344             352            853              991
Cable Network Programming                         184             159            652              591
Direct Broadcast Satellite Television*            (23)              -           (350)               -
Magazines and Inserts                             112             129            289              328
Newspapers                                        233             198            631              485
Book Publishing                                    44              36            214              228
Other                                             (66)            (55)          (147)            (136)
                                          --------------  -------------- --------------   --------------
                                          $     1,097     $     1,161    $     3,261      $     3,470
                                          ==============  ============== ==============   ==============

* New segment reflecting the results of SKY Italia, consolidated as of 1 May, 2003.

                                    EXHIBIT B
                                    ---------


                     EARNINGS RELEASE FOR THE QUARTER ENDED
 MARCH 31, 2004 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN READERS
             SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

STATEMENT OF FINANCIAL PERFORMANCE 2                                  3 Months Ended                  9 Months Ended
                                                          Note           March 31,                      March 31,
                                                                   2004            2003           2004             2003
                                                               --------------  -------------- --------------   --------------
                                                                            US $ Millions (except per ADR amounts)

Sales revenue                                            1     $     5,201     $     4,388    $    15,438      $    12,882
Operating expenses                                                  (4,363)         (3,703)       (13,121)         (10,920)
                                                               --------------  -------------- --------------   --------------
Operating income                                         1             838             685          2,317            1,962

Net profit (loss) from associated entities                              57             (40)           146             (242)

Borrowing costs                                                       (151)           (143)          (444)            (434)
Interest income                                                         34              32            103               84
                                                               --------------  -------------- --------------   --------------
Net borrowing costs                                                   (117)           (111)          (341)            (350)

Exchangeable securities expense                                        (20)            (13)           (57)             (38)
Other items before income tax, net                                      (5)            (31)            (9)             (57)
                                                               --------------  -------------- --------------   --------------
Profit from ordinary activities before income tax                      753             490          2,056            1,275
                                                               --------------  -------------- --------------   --------------

Income tax expense on:
   Ordinary activities before other items                             (243)           (169)          (659)            (445)
   Other items                                                           -              22              1               34
                                                               --------------  -------------- --------------   --------------
Net income tax expense                                                (243)           (147)          (658)            (411)
                                                               --------------  -------------- --------------   --------------

Net profit from ordinary activities after tax                          510             343          1,398              864

Net profit attributable to outside equity interests                    (45)            (68)          (150)            (188)

-----------------------------------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity        $       465     $       275    $     1,248      $       676
-----------------------------------------------------------------------------------------------------------------------------

Net exchange gains recognized directly in equity                        55              74            682              252
Other items recognized directly in equity                                -               -              -               86
                                                               --------------  -------------- --------------   --------------

Total change in equity other than those resulting from
  transactions with owners as owners                           $       520     $       349    $     1,930      $     1,014
                                                               ==============  ============== ==============   ==============

Diluted earnings per ADR on net profit attributable to members of the parent entity

Ordinary ADRs                                                  $      0.28     $      0.19    $      0.80      $      0.45
Preferred limited voting ordinary ADRs                         $      0.34     $      0.22    $      0.96      $      0.55

Ordinary and preferred limited voting ordinary ADRs            $      0.32     $      0.21    $      0.90      $      0.51

a Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION                                           March 31,              June 30,
                                                                             2004                  2003
                                                                      -------------------   -------------------
ASSETS                                                                             US $ Millions
Current Assets
Cash                                                                  $       3,869         $         4,477
Cash on deposit                                                                 287                       -
Receivables                                                                   3,866                   3,784
Inventories                                                                   1,672                   1,282
Other                                                                           419                     321
                                                                      -------------------   -------------------
Total Current Assets                                                         10,113                   9,864
                                                                      -------------------   -------------------

Non-Current Assets
Cash on deposit                                                                   -                     463
Receivables                                                                     828                     809
Investments in associated entities                                           10,643                   3,667
Other investments                                                               641                     793
Inventories                                                                   2,703                   2,723
Property, plant and equipment                                                 3,993                   4,180
Publishing rights, titles and television licenses                            22,017                  21,719
Goodwill                                                                        235                     250
Other                                                                           690                     495
                                                                      -------------------   -------------------
Total Non-Current Assets                                                     41,750                  35,099
                                                                      -------------------   -------------------

Total Assets                                                          $      51,863         $        44,963
                                                                      ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                          $         429         $            22
Payables                                                                      5,659                   5,507
Tax liabilities                                                                 451                     474
Provisions                                                                      326                     171
                                                                      -------------------   -------------------
Total Current Liabilities                                                     6,865                   6,174
                                                                      -------------------   -------------------

Non-Current Liabilities
Interest bearing liabilities                                                  8,476                   8,227
Payables                                                                      2,297                   2,353
Tax liabilities                                                                 718                     442
Provisions                                                                      771                     685
                                                                      -------------------   -------------------
Total Non-Current Liabilities Excluding Exchangeable Securities              12,262                  11,707
                                                                      -------------------   -------------------

Exchangeable securities                                                       1,421                   1,383
                                                                      -------------------   -------------------
Total Liabilities                                                            20,548                  19,264

Shareholders' Equity
Contributed equity                                                           21,614                  17,262
Reserves                                                                      2,624                   1,685
Retained profits                                                              3,244                   2,506
                                                                      -------------------   -------------------

Shareholders' equity attributable to members of the parent entity            27,482                  21,453
Outside equity interests in controlled entities                               3,833                   4,246
                                                                      -------------------   -------------------

Total Shareholders' Equity                                                   31,315                  25,699
                                                                      -------------------   -------------------
Total Liabilities and Shareholders' Equity                            $      51,863         $        44,963
                                                                      ===================   ===================

STATEMENT OF CASH FLOWS                                                    9 Months Ended March 31,
                                                                          2004                  2003
                                                                   -------------------   -------------------
Operating Activity                                                              US $ Millions

Net profit attributable to members of the parent entity            $       1,248         $         676
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                        (131)                  179
Outside equity interest                                                      166                   188
Depreciation and amortization                                                459                   313
Other items, net                                                              8                    104
Change in assets and liabilities:
   Receivables                                                              (376)                 (436)
   Inventories                                                              (418)                 (101)
   Payables                                                                  660                   298
   Other liabilities                                                         383                   311
                                                                   -------------------   -------------------

Cash provided by operating activity                                        1,999                 1,532

Investing and other activity

Property, plant and equipment                                               (213)                 (253)
Acquisitions, net of cash acquired                                          (151)                 (432)
Investments and acquisitions of interests in associated entities          (3,213)                 (454)
Other investments                                                            (64)                  (65)
Repayment of loans by associate                                                -                    96
Proceeds from sale of non-current assets                                     549                   100
                                                                   -------------------   -------------------

Cash used in investing activity                                           (3,092)               (1,008)

Financing activity

Issuance of debt                                                             440                 2,075
Repayment of debt and exchangeable securities                               (616)               (2,494)
Decrease in cash on deposit                                                  163                     -
Issuance of shares                                                           545                 1,228
Dividends paid                                                              (106)                  (91)
Leasing and other finance costs                                                -                    (2)
                                                                   -------------------   -------------------

Cash provided by financing activity                                          426                   716
                                                                   -------------------   -------------------

Net (decrease) increase in cash                                             (667)                1,240
Opening cash balance                                                       4,477                 3,574
Exchange movement on opening balance                                          59                    47
                                                                   -------------------   -------------------

Closing cash balance                                               $       3,869         $       4,861
                                                                   ===================   ===================

Note 1 - SEGMENT DATA                              3 Months Ended                  9 Months Ended
                                                      March 31,                      March 31,
BY GEOGRAPHIC AREAS                             2004            2003           2004             2003
                                            --------------  -------------- --------------   --------------
                                                    US $ Millions                  US $ Millions
Revenues

United States                               $     3,436     $     3,370    $    10,684      $     9,929
Europe                                            1,292             657          3,375            1,888
Australasia                                         473             361          1,379            1,065
                                            --------------  -------------- --------------   --------------
                                            $     5,201     $     4,388    $    15,438      $    12,882
                                            ==============  ============== ==============   ==============

Operating Income

United States                               $       670     $       538    $     1,995      $     1,590
Europe                                               94             102             87              241
Australasia                                          74              45            235              131
                                            --------------  -------------- --------------   --------------
                                            $       838     $       685    $     2,317      $     1,962
                                            ==============  ============== ==============   ==============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                        $     1,184     $     1,166    $     3,809      $     3,383
Television                                        1,182           1,126          3,748            3,593
Cable Network Programming                           612             545          1,836            1,601
Direct Broadcast Satellite Television*              492               -          1,177                -
Magazines and Inserts                               278             264            729              673
Newspapers                                          914             701          2,511            1,980
Book Publishing                                     321             247          1,009              920
Other                                               218             339            619              732
                                            --------------  -------------- --------------   --------------
                                            $     5,201     $     4,388    $    15,438      $    12,882
                                            ==============  ============== ==============   ==============


Operating Income

Filmed Entertainment                        $       214     $       201    $       795      $       556
Television                                          259             207            606              560
Cable Network Programming                           143              95            463              334
Direct Broadcast Satellite Television*              (25)              -           (248)               -
Magazines and Inserts                                84              76            205              186
Newspapers                                          176             115            448              274
Book Publishing                                      36              23            152              129
Other                                               (49)            (32)          (104)             (77)
                                            --------------  -------------- --------------   --------------
                                            $       838     $       685    $     2,317      $     1,962
                                            ==============  ============== ==============   ==============

* New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003.